800 Connecticut Avenue

Norwalk, CT  06854

PETER J. MILLONES

Executive Vice President, General Counsel

203-299-8398

peter.millones@priceline.com

* Admitted Only in New York

May 20, 2010

H. Christopher Owings

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                               priceline.com Incorporated

File No. 000-25581

Staff Comment Letter Dated May 13, 2010

Request for Extension

Dear Mr. Owings:

As I discussed with Catherine T. Brown yesterday, this will confirm that priceline.com Incorporated (the “Company”) respectfully requested an extension to June 11, 2010, for the date by which the Company must provide its response to the Staff’s comment letter dated May 13, 2010.  I understand pursuant to my discussion with Ms. Brown that the extension has been granted by the Staff.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Peter J. Millones
Peter J. Millones

cc:                                 Catherine T. Brown

Securities and Exchange Commission

Electronic Filing